SECURITIES & EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ______________________

                             SCHEDULE 13D*
                            (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       Pt Tri Polyta Indonesia Tbk
                             (Name of Issuer)

                       American Depositary Receipts
                      (Title of Class of Securities)

                                69365B109
                              (CUSIP Number)

                              Tjia Tjoen Hok
Starwoo Overseas Ltd., 9 Penang Road #11-08, Park Mall, Singapore 238459
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              May 19, 2000
         (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 6 Pages)

______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69365B109              13D                  Page 2 of 6 Pages

________________________________________________________________________
(1)      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Starwoo Overseas Limited
________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                          (a)  [  ]
                                                          (b)  [  ]
________________________________________________________________________
(3)      SEC USE ONLY
________________________________________________________________________
(4)      SOURCE OF FUNDS **
                        WC
________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [  ]
________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                        British Virgin Island
________________________________________________________________________
NUMBER OF         (7)      SOLE VOTING POWER
                                            2,761,100
SHARES
BENEFICIALLY      (8)      SHARED VOTING POWER
                                            -0-
OWNED BY
EACH              (9)      SOLE DISPOSITIVE POWER
                                            2,761,100
REPORTING
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                                            -0-
________________________________________________________________________
      (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY EACH REPORTING PERSON
                                            2,761,100
________________________________________________________________________
      (12)      CHECK BOX IF THE AGGREGATE AMOUNT
                IN ROW (11) EXCLUDES CERTAIN SHARES**          [  ]
________________________________________________________________________
      (13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            10.72%
________________________________________________________________________
      (14)      TYPE OF REPORTING PERSON **
                                            CO
________________________________________________________________________
                 **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69365B109              13D                   Page 3 of 6 Pages

Item 1.      Security and Issuer.

      This Schedule 13D is being filed with respect to American
Depository Receipts, $0.01 par value ("ADRs") issued by PT Tri Polyta Indonesia Tbk (the "Company"). The Company's principal executive offices are located at Monara Kebon Sirih, 12th floor, Jalan Kebon Sirih 17-19, Jakarta 10340, Indonesia.

Item 2.      Identity and Background.

      (a) This statement is filed by Starwoo Overseas Ltd., a company organized under the laws of the British Virgin Islands
("Starwoo"), with respect to the ADRs directly owned by it. The foregoing person is hereinafter sometimes referred to as the "Reporting Person".

      (b) The address of the principal business and principal office of Starwoo is 9 Penang Road #11-08, Park Mall, Singapore 238459.

      (c) The principal business of Starwoo is serving as a private investment company, investing in listed and unlisted stock in South-east Asia and elsewhere, and in other listed securities.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Starwoo is a company organized under the laws of the British Virgin Islands.

Item 3.      Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the ADR directly owned by Starwoo is approximately $3,327,741.00 and all of the ADRs purchased by Starwoo were purchased with working capital.

CUSIP No. 69365B109              13D                   Page 4 of 6 Pages

Item 4.      Purpose of the Transaction.

      The purpose of the acquisition of the ADRs is to propose a candidate for election to the Company's Board of Commissioners.

Item 5.      Interest in Securities of the Issuer.

      (a)      Aggregate number of ADRs beneficially owned:  2,761,100
                     Percentage:  10.72%

      (b)(1)   Sole power to vote or direct vote:  2,761,100
         (2)   Shared power to vote or direct vote:  -0-
         (3)   Sole power to dispose or direct the
               disposition:  2,761,100
         (4)   Shared power to dispose or direct the disposition:  -0-

      (c) The trading dates, number of ADRs purchased or sold and the price per ADR for all transactions by Starwoo since the filing of the last Schedule 13G-A (filed on January 28, 2000), which were all in the open market, are set forth in Schedule A and are incorporated by reference.

      (d) No other person has the right to direct the receipt of dividends from, or the proceeds from the sale of the ADR.

      (e)      Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.      Materials to be Filed as Exhibits.

      None

CUSIP No. 69365B109              13D                   Page 5 of 6 Pages




SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:      June 2, 2000



                                                /s/ TJIA TJOEN HOK
                                                ----------------------
                                                TJIA TJOEN HOK

CUSIP No. 69365B109              13D                   Page 6 of 6 Pages


                             Schedule A
                     STARWOO OVERSEAS LIMITED

                                      Price Per Share
  Date of      Number of Shares          (including
Transaction    Purchased/(Sold)      commissions, if any)    Total Cost
-----------    -----------------     --------------------    ----------
20-Jan-00          80,000                 0.937                 74,960
24-Jan-00          95,000                 0.937                 89,015
25-Jan-00          82,000                 0.937                 76,834
08-Feb-00          50,000                 0.750                 37,500
09-Feb-00          20,000                 0.687                 13,740
11-Feb-00           1,700                 0.687                  1,168
14-Feb-00           6,300                 0.687                  4,328
15-Feb-00           5,200                 0.687                  3,572
16-Feb-00          20,000                 0.687                 13,740
17-Feb-00             300                 0.625                    188
18-Feb-00           3,000                 0.687                  2,061
23-Feb-00          21,000                 0.625                 13,125
25-Feb-00          11,800                 0.687                  8,107
29-Feb-00          20,000                 0.687                 13,740
                  416,300                                      352,078



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